SHEARMAN & STERLING

FAX: 212-848-7179
TELEX: 66,7290 WUI
www.shearman.com

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NEW YORK, N.Y. 10022-6069
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ABU DHABI
BEIJING
DÜSSELDORF
[F]RANKFURT
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LONDON
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PARIS
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WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

(212) 848-7205

April 2, 2003

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington, DC 20549

Telefônica Data Brasil Holding S.A.
12g3-2(b) Exemption Submission
File No. 82-5151

Ladies and Gentlemen: :

On behalf of Telefônica Data Brasil Holding S.A. (the "Company"), I attach hereto the minutes of the shareholders'ordinary general meeting held on March 27, 2003, translated into English and submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (212) 848-7205 if you need any further clarification on the above.

Very truly yours,

Ana Claudia Silva
Associate



TELEFÔNICA DATA BRASIL HOLDING S.A.

Minutes of the 2nd Ordinary General Shareholders' Meeting

March 28, 2003 (03 pages)

For more information, contact:

Charles E. Allen
TELEFÔNICA DATA BRASIL HOLDING S.A.
Tel: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: callen@telesp.com.br
URL: www.telefonica.net.br

(São Paulo - Brazil), (March 28, 2003) – Telefônica Data Brasil Holding S.A. (NYSE: TDBPY; BOVESPA: TDBH) hereby informs the Minutes of the 2nd Ordinary General Shareholders' Meeting held on March 27, 2003:

1. Date, time and Venue of the Meeting: March 27, 2003, at 16:00 hours, at the Company headquarters located at Avenida Bridadeiro Faria Lima #1188, Auditorium, in the Capital of the State of São Paulo.

2. Call Notice and Agenda: The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of March 07, 08 and 11, 2003 and "Valor Econômico", issues of March 07, 10 and 11, 2003, with the following agenda:

1. Examine, discuss and vote on the financial statements of the Company and its consolidated subsidiaries for the fiscal year ended December 31, 2002;
2. Discuss the allocation of the fiscal year 2002 results;
3. Elect members of the Board of Directors, to complement the remaining time of the term;
4. Elect the members of the Audit Committee;
5. Establish the remuneration for the management and the members of the Board of Directors and the Audit Committee.

3. Attendants: the shareholders of the Company representing more than 2/3 (two thirds) of its voting capital, in conformity with the records and signatures in the Shareholders Attendance Register #1, were present, establishing the legal quorum for the agenda and resolutions. Were also present the representatives of the independent auditors, Mr. Luiz Carlos Marques and Carla Tremattori as well as the representatives of Audit Committee, Mrs. Suely Valério Pinoti and Mr. Flávio Stamm.

4. Presiding Officers: Mr. Eduardo Navarro de Carvalho – President and Mr. João Paulo Rossi Júlio – Secretary.

5. Resolutions: Starting the meeting, the President explained that the minutes of the meeting would be drawn up as a summary of the occurred facts, only containing the transcription of the resolutions, as allowed in article 130, paragraph 1 of the Corporate Law. He also informed that documents or proposals, voting statements or withdraws about the subjects to be deliberated should be presented in written form to the presiding officers, represented by the Secretary of the Meeting for this purpose. Therefore, regarding the item "1" of the Agenda, it was informed that the documentation referring to the rendering accounts by the management was at the disposal of the shareholders, including the Annual Report, the Financial Statements, duly accompanied by the Report of Independent Auditors and the

Report of the Audit Committee and the Proposal for the Allocation of the Results, all referring to the fiscal year ended December 31, 2002. Following suit, it was proposed to waive the reading of said documents, duly accepted, once the present shareholders were fully cognizant of the contents, which had been fully published in the Official Gazette of the State of São Paulo and in "Valor Econômico" on February 12, 2003. The topic of the item "1" of the Agenda was presented for discussion and subsequent voting, with the abstention of those legally impaired. The Annual Report and the Financial Statements duly accompanied by the Report of the Independent Auditors, the Report of the Audit Committee and the Proposal for the Allocation of the Results (all referring to the fiscal year ended December 31, 2002) were unanimously approved by the present shareholders, without restriction or reserve.

The item "2" of the Agenda about the Proposed Allocation of the Results of Operations referring to 2002, the documents were placed at the disposal of the Shareholders and, after reading of their contents, deliberated that the Net Loss of the Year, amounting R$30,855,313.71 (thirty million, eight hundred fifty five thousand, three hundred thirteen reais and seventy one cents) shall be accounted for in the Retained Losses account, and the Legal Reserve will not be constituted, according to the article 193 of the Law 6,404/76, neither the provision for dividend payment.

As regards the item "3" of the Agenda, about the election of members of the Board of Directors to complement the remaining time of the term, since there was no indication to be done, the legal representative of the Controlling Shareholders of the Company proposed its withdrawal from the Agenda, which was approved by the present Shareholders.

The item "4" of the agenda, about the election of the members of Audit Committee, after the indications duly received by the Presiding Officers and the counting of votes, the following persons were elected members of the Audit Committee of the Company: (a) by the majority of preferred shareholders without the voting right and voting separately, with the abstention from voting of the Controlling Shareholder were elected, as effective members Mr. **Flávio Stamm**, Brazilian, married, business administrator, bearer of identity card RG #12.317.859 SSP/SP, enrolled with the Individual Taxpayers' Register under CPF/MF #048.241.708/00, resident in the city of São Paulo, State of São Paulo, with commercial address at Rua Patápio Silva, 223, ap. 32, São Paulo – SP and as a deputy member Mr. **Luciano Carvalho Ventura**, Brazilian, married, economist and business administrator, bearer of identity card RG #8.147.870 SSP/SP, enrolled in the Individual Taxpayers' Register under CPF# 018.153.854-72, resident in the Capital of the State of São Paulo, with residential address at Rua Marechal Bittencourt 408, São Paulo, SP; (b) the other Shareholders, by the general vote of common shares, were elected as effective members Mr. **Norair Ferreira do Carmo**, Brazilian, married, accountant, bearer of identity card RG #16.220.475 SSP/SP, enrolled in the Individual Taxpayers' Register under CPF# 054.307.008-51, with commercial address at Rua Martiniano de Carvalho, 851, 17th floor, São Paulo; Mrs. **Suely Valério Pinotti**, Brazilian, married, lawyer, registered in the OAB/SP under #35.313, bearer of identity card RG #3.012.263-6 SSP/SP, enrolled with the Individual Taxpayers' Register under CPF/MF #649.025.798-04, resident in Avenida Moaci, #2019, São Paulo; and Mr. **Ademir José Mallmann**, Brazilian, married, accountant, bearer of identity card RG #500.375.652-5 SSP/PR, enrolled with the Individual Taxpayers' Register under CPF #263.873.010-68, with commercial address at Rua Martiniano de Carvalho, #851, 17th floor, São Paulo; and as deputy members, respectively: Mr. **Cleuton Augusto Alves**, Brazilian, married, accountant, bearer of identity card RG #674.786 SSP/DF, enrolled with the Individual Taxpayers' Register CPF/MF #239.615.461-34, resident in the Capital of the State of São Paulo, with commercial address at Rua do Livramento, #66 – 1st floor – Bloco A, São Paulo – SP; Mr. **Milton Shigueo Takarada** , Brazilian, married, accountant, bearer of identity card RG #12.721.407-0 SSP/SP, enrolled with the Individual Taxpayers' Register CPF/MF #011.319.328-97, resident in the Capital of the State of São Paulo, with commercial address at Rua do Livramento #66, Bloco A – 1st floor; and, Mr. **Oswaldo Vieira da Luz**, Brazilian,

married, accountant, bearer of identity card RG #6.557.989 SSP/SP, enrolled with the Individual Taxpayers' Register CPF/MF #810.805.308-00, resident in the Capital of the State of São Paulo, with commercial address at Rua do Livramento, 66, Bloco A – 1st floor, São Paulo – SP. All the Audit Committee Members now elected shall have the term of office beginning on the present date and expiring on the date of the Ordinary General Shareholders' Meeting of 2004. It was also recorded that none of those elected where legally impaired to take office.

The item "5" of the Agenda, concerning the definition of the remuneration of the Management and the members of the Board of Directors and the Audit Committee, it was unanimously approved, with the abstention of those legally impaired, that the annual global remuneration of the Directors shall be fixed in R$126,000 (one hundred and twenty six thousand reais), being the Board of Directors' duty to distribute it among the members and the Management. It was also unanimously approved, with the abstention of those legally impaired, that the remuneration of the members of the Audit Committee shall be equivalent to 10% (ten percent) of the average granted to each member of the Executive Management, not computing in this calculation benefits, allowances and occasional profit sharing (variable compensation), on the terms of the disposition of the 3rd paragraph of the article 162 of the Law #6,404/76.

6. Closing of the meeting: The President opened the floor to the shareholders and since there was no manifestation, he closed the meeting. The present minutes were drawn up as a summary, according the paragraph 1st of the article 130 of the Law 6,404/76. After the meeting, the minute was read and then approved and signed by the shareholders present.

São Paulo, March 27, 2003.

Signatures
Eduardo Navarro de Carvalho – President
João Paulo Rossi Júlio - Secretary

Represented by Mr. Pedro Riviere Torrado
Telefônica Data Do Brasil Ltda.
Telefonica Internacional S.A.
Telefónica S.A.

Represented by Ms. Catarina Iazzetti Ferreira
Banco De Investimentos Credit Suisse First Boston S.A.
Brazil Fixed Income Investments (Netherlands) B.V.
Csam Index Fundo De Investimento Em Ações
Credit Suisse First Boston Garantia "Próprio" Fundo De Investimento Em Ações
Credit Suisse First Boston Equity Investments (Netherlands) B.V.

Represented by Mr. Daniel Alves Ferreira
The Board Of Pensions Of The Presbiterian Church (Usa)
Templeton Latin America Fund

Luiz Carlos Marques — representative of the Independent Auditors

Carla Trematori – representative of the Independent Auditors

Suely Valério Pinoti – Audit Committee member

Flávio Stamm – Audit Committee member